Points International Reports Record First Quarter 2018 Results

- Gross Profit up 22% to $13.5 Million, with Significant Increase in Net Income and 66%
Increase in Adjusted EBITDA to $4.8 Million -

TORONTO – May 10, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, is reporting financial results for the first quarter ended March 31, 2018. Points adopted International Financial Reporting Standard 15 - Revenue from Contracts with Customers (IFRS 15) - effective January 1, 2018 and applied these new accounting policies retrospectively. Accordingly, 2017 comparative amounts have been restated.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete first quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

First Quarter 2018 Financial Highlights

  Total revenue increased 7% to $89.1 million compared to $83.1 million.

  Gross profit1 increased 22% to a Q1 record $13.5 million compared to $11.1 million.

  Net Income increased significantly to $2.3 million or $0.16 per share, compared to $0.9 million or $0.06 per share.

  Adjusted EBITDA2 increased 66% to a Q1 record $4.8 million compared to $2.9 million.

Recent Operational Highlights

  Launched a new Loyalty Currency Retailing partnership with Emirates, one of the world’s fastest growing airlines, to expand their Skywards program.

  Launched new Points Travel partnership with Singapore Airlines, enabling their members to redeem miles for hotel and car bookings worldwide.

  Launched a first-of-its kind fuel rewards program with Marathon Fuels.

  Launched new Points Travel service with current partner, Amtrak.

  Launched new hotel distribution partnership with Priceline Partner Network, opening additional wholesale access to leading hotels worldwide for the Points Travel service

Management Commentary

“Our strong momentum from last year has carried into 2018, as reflected by our record first quarter gross profit and adjusted EBITDA, the most important financial metrics in our business,” said Rob Maclean, CEO of Points International. “These results were driven by continued robust growth in our core Loyalty Currency Retailing (LCR) segment, which continues to benefit from organic growth with existing clients and new partner wins over the course of 2017.

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1 Gross profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

“We are also gaining increased traction in our Platform Partners and Points Travel segments. In fact, today we are happy to announce the launch of a new Points Travel engagement with Singapore Airlines, a flagship carrier and one of the strongest brands in the Asia-Pacific region. Additionally, we are pleased to now offer hotel inventory from the Priceline Partner Network. With Priceline inventory now added as another wholesale option, our Points Travel service now has access to more than 250,000 worldwide hotel properties and our competitive position in the marketplace continues to strengthen.

“Looking ahead, we plan to carry this momentum through 2018, led by a healthy pipeline of new business opportunities, strong cash generation from our LCR services and the increasing traction of Platform Partners and Points Travel. We expect the execution of our strategy across all three business segments to generate another record year of gross profit and adjusted EBITDA.”

First Quarter 2018 Financial Results

Total revenue in the first quarter of 2018 increased 7% to $89.1 million compared to $83.1 million in the year-ago quarter. Principal revenue increased 4% to $83.3 million, and other partner revenue increased 75% to $5.8 million.

Gross profit in the first quarter increased 22% to a record $13.5 million compared to $11.1 million in the year-ago quarter. The increase was primarily driven by organic growth from existing partners and new partner wins in LCR, and to a lesser extent, growth in Points Travel.

Total adjusted operating expenses3 in the first quarter of 2018 were $8.8 million compared to $8.2 million in the year-ago quarter. As a percentage of gross profit, adjusted operating expenses improved significantly to 65.0% compared to 73.9% .

Net income increased significantly to $2.3 million or $0.16 per share, compared to $0.9 million or $0.06 per share in the year-ago quarter.

Adjusted EBITDA in the first quarter increased 66% to a record $4.8 million compared to $2.9 million in the year-ago quarter. The increase was primarily driven by the aforementioned increase in gross profit and prudent cost management.

At March 31, 2018, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts receivable from payment processors, was $77.8 million compared to $79.2 million at December 31, 2017. The company continues to be debt free.

During the first quarter, Points repurchased for cancellation approximately 133,000 shares of common stock at an average price of $10.82 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid (NCIB). As of March 31, 2018, the company had approximately 285,000 shares remaining in its NCIB authorization.

2018 Outlook

Points continues to expect gross profit to increase between 10% and 20% compared to $47.0 million in 2017. The company also continues to expect adjusted EBITDA to increase between 20% and 40% compared to $13.2 million in 2017.

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3 Adjusted operating expenses consist of employment expenses excluding stock based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its first quarter 2018 results, followed by a question-and-answer session.

Date: Thursday, May 10, 2018
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-877-407-0784
International dial-in number: 1-201-689-8560
Conference ID: 13679236

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios at 1-949-574-3860.

The conference call will also be broadcast live and available for replay here and via the Events & Presentations section of the Company’s IR website at investor.points.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through May 24, 2018.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13679236

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, including the expected launch of announced products and partner relationships, potential for growth in revenue and gross margin, and our guidance for 2018 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The corporation's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the corporation's underlying performance. These measures are reviewed regularly by management and the corporation's Board of Directors in assessing the corporation's performance and in making decisions about ongoing operations. We believe that these measures are also used by investors as an indicator of the corporation's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com

Key Financial Measures and Schedule of Non-GAAP Reconciliations
Gross Profit Information4
Expressed in thousands of United
States dollars

	For the three months ended

	March 31, 2018	March 31, 2017[5]
Total Revenue	$89,110	$83,115
Direct cost of principal revenue	75,594	72,056
Gross Profit	$13,516	$11,059
Gross Margin	15%	13%

Reconciliation of Net Income to Adjusted EBITDA6

Expressed in thousands of United
States dollars

	For the three months ended

	March 31, 2018	March 31, 2017
Net Income	$2,258	$852
Share-based compensation	975	673
Income tax expense	862	391
Depreciation and Amortization	866	990
Foreign Exchange gain	(158)	(6)
Adjusted EBITDA	$4,803	$2,900

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4 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
5 Results as at March 31, 2017 have been restated under IFRS 15.
6 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Expenses to Adjusted Operating Expenses7

Expressed in thousands of United States
dollars

	For the three months ended

	March 31, 2018	March 31, 2017
Total Expenses	$86,067	$81,889
Subtract (add):
Direct cost of revenue	75,594	72,056
Depreciation and amortization	866	990
Foreign Exchange gain	(158)	(6)
Stock-based compensation	975	673
Adjusted Operating Expenses	$8,790	$8,176

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7 Adjusted operating expenses consist of employment expenses excluding stock based compensation, marketing, technology, and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31,	December 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$70,776	$63,514
Restricted cash	500	500
Funds receivable from payment processors	6,557	15,229
Accounts receivable	7,261	7,741
Prepaid expenses and other assets	2,292	2,420
Total current assets	87,386	89,404

Non-current assets
Property and equipment	2,221	2,128
Intangible assets	14,917	15,265
Goodwill	7,130	7,130
Deferred tax assets	2,909	2,557
Other assets	2,650	2,661
Total non-current assets	29,827	29,741
Total assets	$117,213	$119,145

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,805	$7,998
Income taxes payable	608	695
Payable to loyalty program partners	65,345	65,567
Current portion of other liabilities	1,488	1,400
Total current liabilities	75,246	75,660

Non-current liabilities
Other liabilities	478	538
Total non-current liabilities	478	538

Total liabilities	$75,724	$76,198

SHAREHOLDERS’ EQUITY
Share capital	53,813	56,394
Contributed surplus	9,955	10,647
Accumulated other comprehensive income (loss)	(69)	374
Accumulated deficit	(22,210)	(24,468)
Total shareholders’ equity	$41,489	$42,947
Total liabilities and shareholders’ equity	$117,213	$119,145

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2018	2017[8]

REVENUE
Principal	$83,307	$79,793
Other partner revenue	5,803	3,322
Total Revenue	$89,110	$83,115

EXPENSES
Direct cost of revenue	75,594	72,056
Employment costs	6,714	5,881
Marketing and communications	403	525
Technology services	495	432
Depreciation and amortization	866	990
Foreign exchange gain	(158)	(6)
Operating expenses	2,153	2,011
Total Expenses	$86,067	$81,889

Finance Income	77	17

INCOME BEFORE INCOME TAXES	$3,120	$1,243

Income tax expense	862	391
NET INCOME	$2,258	$852

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges	(430)	150
Income tax effect	113	(40)
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges	(171)	(70)
Income tax effect	45	18
Other comprehensive income for the period, net of income tax	$(443)	$58

TOTAL COMPREHENSIVE INCOME	$1,815	$910

EARNINGS PER SHARE
Basic earnings per share	$0.16	$0.06
Diluted earnings per share	$0.16	$0.06

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8 Results as at March 31, 2017 have been restated under IFRS 15.

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated
number of shares				other		Total
(Unaudited)			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number	Amount
	of Shares

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net Income	-	-	-	-	2,258	2,258
Other comprehensive income	-	-	-	(443)	-	(443)
Total comprehensive income	-	-	-	(443)	2,258	1,815
Effect of share option compensation plan	-	-	33	-	-	33
Effect of RSU compensation plan	-	-	942	-	-	942
Share issuances – RSUs	-	722	(722)	-	-	-
Share capital held in trust	-	(2,804)	-	-	-	(2,804)
Shares repurchased	(133,463)	(499)	(945)	-	-	(1,444)
Balance at March 31, 2018	14,427,987	$53,813	$9,955	$(69)	$(22,210)	$41,489

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net loss	-	-	-	-	852	852
Other comprehensive income	-	-	-	58	-	58
Total comprehensive loss	-	-	-	58	852	910
Effect of share option compensation plan	-	-	107	-	-	107
Effect of RSU compensation plan	-	-	566	-	-	566
Share issuances – RSUs	-	210	(210)	-	-	-
Shares repurchased	(9,300)	(36)	(34)	-	-	(70)
Balance at March 31, 2017	14,869,374	$58,586	$10,310	$(69)	$(26,996)	$41,831

Points International Ltd.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2018	2017

Cash flows from operating activities
Net income for the period	$2,258	$852
Adjustments for:
Depreciation of property and equipment	221	200
Amortization of intangible assets	645	790
Unrealized foreign exchange loss	420	169
Equity-settled share-based payment expense	975	673
Deferred income tax recovery	(194)	(164)
Unrealized net gain on derivative contracts designated as cash flow hedges	(601)	80
Changes in non-cash balances related to operations	8,817	(5,656)
Net cash provided by (used in) operating activities	$12,541	$(3,056)

Cash flows from investing activities
Acquisition of property and equipment	(314)	(303)
Additions to intangible assets	(297)	(260)
Net cash used in investing activities	$(611)	$(563)

Cash flows from financing activities
Shares repurchased	(1,444)	(70)
Purchase of share capital held in trust	(2,804)	-
Net cash used in financing activities	$(4,248)	$(70)

Effect of exchange rate fluctuations on cash held	(420)	(169)

Net increase (decrease) in cash and cash equivalents	$7,262	$(3,858)
Cash and cash equivalents at beginning of the period	$63,514	$46,492
Cash and cash equivalents at end of the period	$70,776	$42,634

Interest Received	$60	$23
Taxes Paid	$(1,127)	$(1,773)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.